FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: March 31, 2005

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2005

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - Prepared by management

                     Three months ended March 31,

                  2005

                                  2004

EXPENSES

Management fees

$

34,500

34,500

Legal

23,139

5,460

Office and general

7,259

11,602

Advertising

7,038

12,895

Filing fees

6,095

3,150

Promotion and travel

4,789

8,991

Accounting

4,300

11,625

Investor relations

3,550

1,854

Transfer agent fees

2,895

1,218

Rent

1,280

3,600

Consulting

400

                6,000

95,245

100,895

Net loss before other items and income taxes

(95,245)

(100,895)

OTHER ITEMS

Interest income

610

                4,785

Write-down of marketable securities

(6,000)

(8,250)

(5,390)

(3,465)

Net loss before income taxes

(100,635)

(104,360)

Future income tax recovery

22,263

    -

Income taxes

(3,125)

(1,866)

NET LOSS

(81,497)

(106,226)

Deficit, beginning of period

(3,781,690)

(3,372,343)

DEFICIT, end of period

$

(3,863,187)

(3,478,569)

LOSS PER SHARE - BASIC / DILUTED

$

(0.01)

(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

13,398,972

13,167,616

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - Prepared by management

                 March 31,

                                    December 31,

                  2005

                                  2004

ASSETS

Current

Cash and short-term investments

$

323,414

229,231

Marketable securities

10,500

16,500

Other receivables

25,265

16,230

Share subscription receivable

5,025

-

Prepaid expenses and deposits

22,420

-

386,624

261,961

Due from joint venture [Note 2]

23,077

14,672

Mineral properties [Note 2]

1,063,477

1,039,672

$

1,473,178

1,316,305

LIABILITIES

Current

Accounts payable and accrued expenses

$

82,797

54,712

SHAREHOLDERS' EQUITY

Share capital [Note 3]

5,134,051

4,931,283

Contributed surplus [Note 4]

119,517

112,000

Deficit

(3,863,187)

(3,781,690)

1,390,381

1,261,593

$

1,473,178

1,316,305

APPROVED ON BEHALF OF THE BOARD:

"T.J MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - Prepared by management

                    Three months ended March 31,

                  2005

                                   2004

OPERATIONS

Net loss

$

(81,497)

(106,226)

Less item not involving cash:

Write-down of marketable securities

6,000

8,250

Future income tax recovery

(22,263)

-

(97,760)

(97,976)

Changes in non-cash working capital balances:

Decrease (increase) in other receivables

(9,035)

19,491

Increase in accounts payable and accrued expenses

28,085

103,625

Increase in prepaid expenses and deposits

(22,420)

-

(101,130)

25,140

FINANCING

Issuance of common shares

224,048

-

Increase in share subscription receivable

(5,025)

-

219,023

-

INVESTING

Purchase of marketable securities

-

              (6,659)

Mineral properties:

Option payments

(5,000)

-

Exploration expenditures

(18,710)

(280,441)

Increase (decrease) in cash and short-term investments

94,183

(261,960)

Cash and short-term investments, beginning of period

229,231

1,035,013

CASH AND SHORT-TERM INVESTMENTS, end of period

$

323,414

773,053

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

               Michaud

                       Referendum

                                  Total

Acquisition costs

Balance, beginning of period

$

25,000                                 -                                         25,000

Acquisition fees

-

13,500

     13,500

Balance, end of period

25,000                           13,500                                     38,500

Exploration costs

Balance, beginning of period

$

1,029,344                          -                                     1,029,344

Expenditures for period

Drilling

11,498                               -                                          11,498

Support

1,681                                 -                                            1,681

Consulting

1,664                               1,750                                      3,414

Surveying and linecutting

1,513                                -                                             1,513

Other

454

150

         604

Balance, end of period

1,046,154                      1,900                                1,048,054

Less: due from joint venture

(23,077)                            -                                        (23,077)

$

1,023,077                   15,400                            1,063,477

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta"), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the "Property").  The Property is divided into two areas.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

2.  MINERAL PROPERTIES (continued)

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.  The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area by spending $1,000,000 on the property.  On November 26, 2004, the Company entered into a Joint Venture Agreement ("JV Agreement") with Moneta to engage in the exploration, development and mining of the second area.  Pursuant to the JV Agreement, expenditures in excess of $1,000,000 are credited towards joint venture expenditures.  The JV Agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.  As at March 31, 2005, the assets and liabilities of the joint venture were as follows:

ASSETS

Exploration expenditures

                                                                        $ 46,154

PARTNERS' INTERESTS

JV Partners' interests

                                                                        $ 46,154

There were no other revenues, expenses, net income or cash flows for the joint venture for the period ended March 31, 2005.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December, 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company did not give such notice and as a result lost the right to earn the additional 20% in the second area.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

2.  MINERAL PROPERTIES (continued)

Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

               Cash

                  Share

                            Property

Due Date

               Payment

                  Issuance                         Expenditure

September 26, 2003 (received)

$

15,000                        75,000

$

-

September 26, 2004 (received)

5,000                          75,000

-

January 1, 2005 (completed)

-                                       -                                 100,000

September 26, 2005

5,000                         100,000

-

January 1, 2006

-                                       -                                 250,000

January 1, 2007

-                                       -                                 500,000

$

25,000                      250,000

$       850,000

The 75,000 shares of Resolve received by the Company in each of the years ended December 31, 2004 and 2003 were recorded at their fair values (based on the market price of Resolve shares on the date of receipt) of $12,000 and $23,250 respectively.

Referendum claims, British Columbia, Canada - On February 14, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.  To earn its interest the Company is required to pay $165,000 and issue up to 200,000 common shares over a 60 month period.  During the first year of the Agreement, the Company is required to pay $25,000 and issue 100,000 shares.  On February 11, 2005, $5,000 was paid and 50,000 shares were issued pursuant to the Agreement. On completion of the 60 month cash and share payments, the Company will have earned 100% ownership of the claims subject to a 3% net smelter return royalty payable to the optionor, 2% of which may be repurchased by the Company for $1,000,000, and the issuance of a further 200,000 shares.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

3.  SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

2005

                    2004

Number

   Amount

                  Number

                Amount

Balance, beginning of period                                        13,417,616    $           4,931,283                             13,167,616        $    4,879,083

Shares issued for cash and other:

Private placements                                                    1,601,000                      240,150                                  250,000                   62,500

Property option payment                                              50,000                           8,500                                       -                              -

Agent's fee                                                                      10,875                        (7,517)                                       -                              -

Finders fee                                                                            -                                 (402)                                        -                              -

Share issue costs                                                                       -                            (15,700)                                       -                       (10,300)

Future income taxes on expenditures

renounced to shareholders                                                -                            (22,263)                                       -                              -

Balance, end of period                                                 15,079,491   $              5,134,051                              13,417,616      $     4,931,283

Warrants - The Company has stock purchase warrants outstanding as follows:

          Outstanding

          Outstanding

Exercise

          December 31,

           March 31,

Price

          2004

          Issued

          (Expired)

          2005

          Expiry date

                             $0.28                        2,431,800                        -                              -                         2,431,800                      April 30, 2005

                             $0.25                           162,500                        -                              -                           162,500                       December 30, 2005

                             $0.20                               -                           200,050                       -                           200,050                        March 10, 2006

                             $0.20                               -                           600,000                       -                           600,000                        March 24, 2006

                             $0.15                               -                           190,875                       -                           190,875                        March 24, 2006

                                                            2,594,300                      990,925                       -                         3,585,225

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

4.  CONTRIBUTED SURPLUS

2005

2004

Balance - beginning of period

$     112,000                  112,000

Add: agent's warrants                                                                                                                           7,517                        -

Balance - end of period

$     119,517                  112,000

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The changes in stock options for the period ended March 31, 2004 were as follows:

                Weighted Average

                Options

                Exercise Price

Outstanding, beginning and end of period                                                                                1,305,000                        $      0.29

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2005:

Weighted Average

Exercise Price

Number Outstanding

Remaining

Weighted Average

Per Share

At March 31, 2004

 Contractual life

Exercise Price

    $0.30 - 0.28

1,305,000                                         2.79 years                $           0.29

No options were granted during the period and therefore no stock compensation expense has been recorded.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $23,139 from a law firm of which a director is a principal. Accounts payable includes $21,076 due to the law firm.

The Company incurred management fees of $27,000 and equipment rental charges of $2,516 from a company owned by a director.

The Company incurred management fees of $7,500 from a company owned by a director.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - Prepared by management

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia, Ontario and Quebec.

8.  SUBSEQUENT EVENTS

On May 16, 2005 the Company closed its Short Form Offering dated April 29, 2005 with Leede Financial Markets Inc. (“Leede”). An aggregate 4,336,500 Units were sold at $0.12 per Unit, which raised gross proceeds of $520,380. Each Unit consists of one share of the Company and one-half of a one-year share purchase Warrant. Each full Warrant will entitle the purchase of an additional share of the Company for $0.18 on or before May 16, 2006. Leede has received a commission of 10% of the gross proceeds of the Offering and an option to acquire up to 520,380 Units at $0.12 per Unit exercisable on or before May 16, 2006.

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED MAY 27, 2005

This Interim MD & A is intended to cover the period from December 31, 2004 to May 27, 2005.  It is to be read in conjunction with the Company's Amended Management Discussion and Analysis dated April 28, 2005, the audited financial statements of the Company prepared to December 31, 2004, and the unaudited financial statements of the Company prepared to March 31, 2005.

1.

Overall Performance

Michaud, Ontario property

During the period March - April, 2005 the Michaud Joint Venture - 50% the Company and 50% Moneta Porcupine Mines Inc. ("Moneta") - under the management of Moneta conducted a diamond drill programme on the property - which consisted of 6 holes for a total of 2,142 meters of drilling - and the subsequent assaying of the drillcore recovered.  The programme was conducted on the area of the property known as the "55 Zone".  The drill programme significantly enhanced the potential of the 55 Zone.

A more detailed commentary on the 55 Zone - including the assay results from the 6-hole programme and the previous 12 holes - is contained in the Company's News Release dated May 17, 2005.

Referendum, British Columbia, property

As noted in the MD & A the Company has planned an exploration programme on the property which has a present anticipated cost of $106,500.  It is anticipated that the programme will start in early June, 2005 - assuming that the snow on the property has substantially melted.  The property is at a high altitude and hence is normally covered with snow until late Spring.

Financing

On May 16, 2005 and equity financing in British Columbia and Alberta was completed pursuant to a Short Form Offering Document dated April 29, 2005.  4,336,500 Units were sold at $0.12 per Unit providing the Company with gross proceeds of $520,380 - and net proceeds, after payment of commissions, costs of the brokerage firm which handled the offering, of $446,576.03.  The agent which handled the offering for the Company was Leede Financial Markets Inc.

Each Unit consists of one share of the Company and one-half of a 1-year share purchase warrant.  A whole warrant is exercisable to buy an additional share of the Company for $0.18.

The remuneration for the brokers who did the placing includes an option to purchase 510,380 Units for $0.12 per Unit for one year.  Within those Units will be warrants entitling the brokers to purchase up to an additional 780,570 shares of the Company at a price of $0.18 each exercisable during the same 1-year period which will expire May 16, 2006.

Expenses

The Company's monthly expenses during the quarter ended March 31, 2005 were approximately $31,750 - down marginally from the $33,884 average for 2004.  The increase in the cash on hand at the end of the

2

quarter was due to the two small private placement financings closed in the quarter - as described in the Annual MD & A, less the Company's expenditures on exploration and administration.

Investor Relations

The Company has signed an agreement with Barry Kaplan Associates ("Kaplan") of Fair Haven, New Jersey, U.S.A. for Kaplan to provide financial public relations services to it.  The engagement, which will commence effective June 1, 2005, will be for an initial 6-month term and will continue thereafter monthly until terminated by 30 days notice given by either party.  The Company will pay Kaplan a fee of $5,000 (U.S.) per month plus reimbursement of expenses.  Kaplan will also be paid an initial $5,000 to prepare a Background Highlights report on the Company.  Kaplan will also be granted options to purchase up to 150,000 shares of the Company exercisable at $0.12 per share during a period which will expire 30 days after the termination of the engagement, or 5 years, whichever is shorter.   Kaplan has provided public relations services for publicly listed companies for over 26 years.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company's operations.

Following is a comparison of the Company's expenditures with previously disclosed intended use of proceeds for the period since November 15, 2004, the intended use of proceeds having been disclosed in Offering Memoranda dated November 15, 2004 and February 28, 2005 - assuming that the gross proceeds anticipated in the two offerings (net of commissions and offering costs) totalling $2,437,000:

	Proposed Use of Proceeds $	Use of Proceeds November 15/04 - March 31/05 $
Drilling and other exploration costs on Michaud, Ontario property	1,111,000	16,810
General and administrative costs at anticipated $35,000 per month	157,500	146,071

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04	Dec. 31/03	Sept. 30/03	June 30/03
(a) Net sales or total revenues	$0.00	$22,680	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	95,245 0.01	406,618 0.03	91,395 0.01	109,455 0.02	100,895 0.01	216,904 0.02	61,790 0.01	93,502 0.01

3

(c) Net loss - total - per share diluted	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01	104,887 0.01	231,887 0.02	31,704 0.00	94,483 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter - primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on May 25, 2005 the Company had net working capital of approximately $675,000.  This represents sufficient funding for the Company to conduct some minor additional exploration work on the Michaud, Ontario property - but nothing of significance.  If the Company and the Michaud Joint Venture decide to proceed with a major exploration programme on the property, as has been recommended by Mr. Meixner, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options - although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year - except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell - in payment for Mr. Powell's management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director's fee of $2,500 ;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company's Solicitors - and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Other MD & A Requirements

(a)

Additional information relating to the Company - including the Company's most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005;  and the Company's Management Discussion and Analysis covering previous periods;  and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for quarter ending March 31, 2005 and for 2004 fiscal year:

4

	Quarter ending March 31/05 $	2004 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	- 1,664 - 11,498 - - 1,513 - 454 1,681	27,517 70,461 2,200 272,643 2,750 - 495 - - 76,246
Totals:	16,810	$452,312

(B)        General and administration expenses.

             Breakdown of general and administration expenses for quarter ending March 31, 2005 and for 2004 fiscal year:

	Quarter ending March 31/05 $	2004 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Stock-based compensation - deemed

Transfer agent fees

Advertising

Finance Fee

	4,300 - 400 6,095 - 3,550 23,139 34,500 7,259 4,789 1,.280 - 2,895 7,038 -	35,700 - 9,202 6,244 500 23,677 51,793 138,000 40,700 31,199 12,502 - 7,888 41,213 8,000
Totals:	$92,245	$406,618

(c)

Outstanding share data:

(i)

The Company has 19,165,491 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

740,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

5

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

162,500 shares until December 30, 2005 at $0.25 per share

-

200,500 shares until March 6, 2006 at $0.20 per share

-

190,875 shares until March 24, 2006 at $0.15 per share

-

600,000 shares until March 24, 2006 at $0.20 per share

-

2,168,250 shares until May 16, 2006 at $0.12 per share

(iv)

The Company has outstanding options entitling the holders to purchase up to 510,380 Units, for $0.12 per Unit, each Unit consisting of 1 share of the Company and a one-half share purchase warrant expiring May 16, 2006.  A whole warrant can be exercised to purchase an additional share of the Company at a price of $0.18 per share.